

July 23, 2014

Via U.S. mail
Bin Laurence
Chief Financial Officer
E-House (China) Holdings Limited
Qiushi Building, 11/F
383 Guangyan Road
Zhabei District, Shanghai
People's Republic of China 200072

     Re: **E-House (China) Holdings Limited**
                 Form 20-F for the fiscal year ended December 31, 2013
                 Filed on April 23, 2014
                 File No. 001-33616

Dear Ms. Laurence:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 49

Share-based Compensation Expenses, page 53

1. We note that $31.9 million of the total fair value of the CRIC replacement awards was included as a component of the consideration transferred in the merger with the remainder recorded as compensation expense. Please clarify how management determined that this accounting treatment was appropriate and how the allocation was derived. Cite all relevant accounting literature within your response.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012, page 66

2.   Please describe the primary drivers for the increases in revenues associated with your real estate information and consulting services and your other services reportable segments and include this information within future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions.

                                                Sincerely,

                                                /s/ Kevin Woody

                                                Kevin Woody
                                                Branch Chief